Exhibit 99.1

Sapiens Congratulates Achmea Australia on its
Celent Model Insurer Win

Award recognizes Achmea for its innovative use of emerging technologies to protect and service farm customers

Holon, Israel – March 24, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, today congratulated its client Achmea Australia on being selected a “Model Insurer” by Celent, a leading research and advisory firm. Now in its ninth year, the Celent Model Insurer Awards program is designed to highlight insurer best practices in the use of technology.

Recognized in the “Innovation and Emerging Technologies” category, Achmea was selected by Celent analysts for its “All-in-One Farm Pack” insurance initiative, a new and innovative approach for rural farm insurance in Australia. Key to this effort was the successful implementation of the Sapiens IDIT Software Suite to enable a modern administration environment for policy, billing and claims. The project also included the deployment of a mobile platform, Risk Scan, for Achmea risk specialists working with farmers to prevent and avoid loss, and to tailor insurance solutions to address specific risk needs.

Citing the Achmea project as compelling, Celent analysts chose Achmea based on quantitative success measures, degree of innovation, technology or integration excellence, and best practices categories.

“Celent recognizes Achmea Australia as an Innovation Model Insurer winner for its decision to use Farm Risk Specialists when selling farm insurance in Australia,” said Karen Monks, Celent analyst and author of the report. “Strong best practices – such as automation, STP and system integration, as well as the improved use of channels – were factors in Celent choosing Achmea Australia as a winner.”

“The rich functionality of Sapiens IDIT Software suite is the backbone of our Operating Model and the main driver behind the lightning speed with which the new company was built. I would like to express my appreciation to the Sapiens staff for their cooperation and commitment to our project," said Timo van Voorden, CEO of Achmea Australia.

"On behalf of the Sapiens team, I congratulate Achmea on a highly successful and innovative initiative that has resulted in this Model Insurer recognition from Celent," said Roni Al-Dor, president and CEO of Sapiens. "It is always gratifying to contribute to a project like Achmea’s, where a dedicated team of people effectively collaborate and leverage our solutions to bring efficient processing and best-fit products to market, and find innovative ways to support the unique needs of the customer community.”

The Celent Model Insurer 2015: Case Studies of Effective Technology Use in Insurance report recognizes 15 insurance technology initiatives as “Model Insurer Components” and names the Celent Model Insurer of the Year. These case studies represent best practices in the use of technology and span key areas of the product and policyholder lifecycle, including product definition, distribution, underwriting, policy administration, service, claims and infrastructure. The report also reviews IT best practices and measurable business results used in evaluating the Model Insurer Components. Members of Celent's research services can download the report at: http://www.celent.com/reports/celent-model-insurer-2015-case-studies-effective-technology-use-insurance. Non-members should contact info@celent.com for more information.

About Achmea

Achmea is the largest insurance group in the Netherlands, with strong brands including Interpolis, Centraal Beheer Achmea, Zilveren Kruis Achmea, Avéro Achmea, FBTO and Agis. Achmea is also the largest Dutch health insurer, with some 5.2 million policyholders. Achmea is an unlisted company with cooperative roots that balances the interests of clients, business partners, employees and shareholders. Achmea, which has its head office in Zeist, is active in eight European countries. In 2011, Achmea generated premium income of around EUR 20 billion.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com